UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

DiversyFund, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> August 18, 2016

Physical Address of Issuer:

750 B Street Suite 1930 San Diego, CA 92101 United States

Website of Issuer:

www.diversyfund.com

Current Number of Employees: 5

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	$754,896	$1,453,655
Cash & Cash Equivalents:	$272,677	$763,785
Accounts Receivable:	$56,672	$90,824
Short-term Debt:	$4,436,742	$4,258,075
Long-term Debt:	$3,256,934	$2,572,115
Revenues/Sales	$94,760	$575,023
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income:	($2,637,245)	($3,263,847)

Table of Contents



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by DiversyFund, Inc. (the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it file a report with the Commission and annually post the report on its website at https://www.diversyfund.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Craig Cecilio
(Signature)
Craig Cecilio
(Name)
Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Craig Cecilio
(Signature)
Craig Cecilio
(Name)
Chief Executive Officer
(Title)
April 30, 2026
(Date)

/s/ Alan Lewis

(Signature)

Alan Lewis

(Name)

Chief Investment Officer

(Title)

April 30, 2026

(Date)

EXHIBIT A
ANNUAL REPORT

DIVERSYFUND, INC.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B.

The Company

The Company is a corporation organized under the laws of the State of Delaware. We are an online investment technology company that owns and operates a real estate direct investment platform located at *www.diversyfund.com* (the "DiversyFund Platform"). We believe that technology-powered investment is a more efficient mechanism than the conventional financial system for investing in commercial and residential real estate. Enabled by our proprietary technology, we have aggregated investments from thousands of individuals from across the United States to create the scale of an institutional investor without the multimillion-dollar minimum investments and complexity typical of the traditional real estate investment business. Individuals accessed the commercial and residential real estate markets through the DiversyFund Platform for what we believe was a more convenient, transparent and straightforward experience. Investors used the DiversyFund Platform to diversify their investment portfolios and potentially earn attractive risk-adjusted returns from asset classes that have long been closed to most investors and available only to very high net worth investors and institutions. We generate revenues from, among other activities, the sponsorship of, and fees charged to, investment opportunities that are offered to investors through the DiversyFund Platform.

The Company is located at 750 B Street Suite 1930 San Diego, CA 92101, United States. The Company's website is www.diversyfund.com.

Information about the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to the same risks that all companies in its business, and all companies in this economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. The order in which these risks are discussed is not intended to suggest that some are more important than others. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company

We are still incurring net losses and expect to continue incurring net losses in the future. Our failure to become profitable or to break even could impair the operations of the DiversyFund Platform by limiting our access to working capital required to operate the DiversyFund Platform. In addition, we are still attempting to recover from a severe financial downturn in 2023 and 2024 and we have suffered considerable employee turnover in recent periods. We currently do not have sufficient revenue to meet expenses and this may continue in future periods, or we may not have any revenue at all. If our operating expenses exceed our revenue, our financial performance would be adversely affected and if our revenue does not increase significantly, we will fail to become profitable and may become insolvent.

We have a limited operating history. The Company has never achieved profitability and there can be no assurance that we will ever operate profitably. Although the principals of the Company have been engaged in the real estate and finance industries for years, the Company still retains characteristics of an early stage business and it faces challenges on a number of fronts, including marketing, capital raising, attracting and retaining qualified employees, designing and implementing new business systems, and developing technology systems. The likelihood of our lack of success should be considered in light of the problems, expenses, difficulties, complications and delays typically encountered by early stage companies, particularly early stage companies that have failed to achieve demonstratable product-market fit and a repeatable business model. If the Company fails in any of these or other key areas, the entire business could fail and investors could lose all of their money.

The viability of our business depends in large part on our ability to raise additional capital. There is no assurance that any amount we raise will be adequate to meet future costs for our business activities. Our ability to raise capital from investors depends on a number of factors, including some that are outside our control. If we are unable to raise sufficient capital or we determine that we require additional financing for managing our business operations and we are unable to obtain sufficient financing, this inability would have a significant negative effect on our ability to continue as a functioning business. As a result investors may lose all of their investment in the Company.

We are still an emerging growth company. We were formed as a new venture on August 18, 2016 to own and operate our business and we launched our first Investment Program, DF Growth REIT, LLC, in 2018. Like most companies in the United States, we suffered a major slowdown as a result of the Covid-19 pandemic and related economic disruption. We experienced an additional interruption of our business, including the inability to generate any revenue for an

extended period, during the SEC's investigation and administrative proceeding related to DF Growth REIT II. As a result, we have limited operating history. There is no assurance any of our activities will be successful or generate sufficient revenues to produce a return on any investment in the Company's shares.

Our actual financial results may vary significantly from projections included in this Annual Report. Any financial projections included in this Annual Report reflect numerous assumptions concerning our anticipated future performance and prevailing and anticipated market and economic conditions which are beyond our control and may not materialize. Although management believes that the assumptions underlying any projections are reasonable, projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Actual results may vary significantly and these variations may be material and adverse.

We expect to issue additional equity interests, which will adversely affect shareholders. We intend to issue additional equity shares or securities that are convertible into or exchangeable for, or that represent the right to receive, equity shares. Existing shareholders will not have preemptive rights to any additional equity interests of the Company issued in the future. Accordingly, we may issue, without shareholder approval, additional equity interests with rights that could dilute the value of your shares. If in the future we created and issued additional equity interests with a distribution preference over your shares, payment of any distribution preferences of such equity interests would reduce the amount of funds available for the payment of distributions on your shares.

Future offerings of debt or preferred equity securities, which would be senior to our common stock upon liquidation, may adversely affect shareholders. In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities. Upon any liquidation, holders of our debt securities and shares of preferred stock would receive distributions of our available assets before holders of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution and additional equity offerings may dilute the holdings of our existing stockholders.

There are potential conflicts of interest. We have engaged, and have the authority to engage, various contracting parties, including affiliates of the Company, the Directors and the Officers. Directors and Officers may have a conflict of interest between their responsibilities to manage the business for the benefit of the Company and its investors and the interests of affiliates in establishing and maintaining relationships with us and in obtaining compensation for services rendered to us. With respect to such affiliates, there may be an absence of arms' length negotiations with respect to our fee structure.

We rely on our Board of Directors. With the exception of day-to-day management of the Company, the Board is responsible for all major policy decisions on behalf of the Company. The Board has appointed Officers to oversee the day-to-day operations of the Company. Shareholders, in their capacity as such, do not make any investment or other decisions on behalf of the Company or the Company's affiliates. Shareholders rely on the management expertise of the Board and the Officers in identifying, acquiring, developing, owning, operating, maintaining and managing our assets and business operations for the benefit of the Company and its affiliates. In the event any of the Directors or Officers for any reason ceases to be actively involved in the direction and/or management of the Company, our performance would be adversely affected.

As a non-listed company conducting exempt offerings pursuant to Regulation CF and Rule 506(b) of Regulation D, we are not subject to a number of corporate governance requirements, including the requirements for independent board committees, that apply to listed companies. We are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, while we have a board of directors and have adopted guidelines relating to director conflicts of interests and policies relating to related-party transactions, we do not have, nor are we required to have (i) a board of directors of which a majority consists of "independent" directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange's requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

We have been adversely affected by the loss of key personnel and we may be unable to replace them. We are substantially dependent on the services of our Directors, Officers and other critical employees (the "Key Personnel") and our ability to attract and retain qualified management professionals is critical to our success. During the past two years we have experienced substantial turnover at all levels of the Company including the departure of most of our Officers and other senior managers. In the event of the death, disability, departure or insolvency of any remaining Key Personnel, the business would be severely adversely affected and would be unlikely to survive.

We may be unable to attract and retain qualified personnel. Our ability to grow and provide our customers with quality products and services is partially dependent on our ability to attract and retain highly motivated people with the skills to serve our customers. We have experienced significant turnover, including the loss of senior officers and management, during the past two years. To the extent we are unable to attract and retain highly skilled and motivated personnel, expected results from our operations will suffer.

The Directors and Officers of the Company have rights to indemnity by the Company. The Certificate of Incorporation provides that a Director of the Company will not be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a Director, *except* for breaches of the Director's duty of loyalty to the Company or its stockholders, intentional misconduct or a knowing violation of law or acts or omissions not in good faith, unlawful payments of dividends or unlawful stock purchases or redemptions, and transactions for which the Director derived an improper personal benefit. Furthermore, the Company is required to indemnify any Director or Officer of the Company, who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company) by reason of any acts, omissions or alleged acts or omissions of such person in connection with the Company, against expenses for which such person has not otherwise been reimbursed (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with such action, suit or proceeding, so long as such act or omission was done in good faith and in a manner such person reasonably believed to be in or not

opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Accordingly, certain actions brought against the Directors or Officers or against the Company will be satisfied solely by the Company.

If the Company dissolves or is terminated, any assets will be distributed to creditors and to holders of preferred stock, if any, before any distributions can be made to common shareholders. In the event of dissolution and termination of the Company, common shareholders' share of the proceeds realized from the liquidation of assets, if any, will be distributed to the common shareholders, proportionately, only after the satisfaction of claims of applicable creditors and preferred stockholders. Accordingly, the ability of a shareholder to recover all or any portion of its investment under such circumstances will depend on the amount of assets remaining after satisfying creditor claims.

Our business and operations are subject to rapid change. If we fail to effectively manage our business in changing market conditions, our operating results will be harmed. Our business is subject to rapid change in terms of the scope of our operations and the industry in which we operate. This change may place significant demands on our current management, as well as our financial and operational resources. If we do not effectively manage changes in the market and their effects on our business, the efficiency of our operations and the quality of our services would suffer, which would adversely affect our business and operating results. To effectively manage these changes, we will need to continue to take measures that are difficult to guarantee, including measures to:

- implement appropriate operational, financial and management controls, systems and procedures;
- adapt and develop our sales, marketing and distribution infrastructure and capabilities; and
- provide adequate training and supervision to maintain high quality standards.

Political and economic factors may adversely affect our business and financial results. Trade, monetary and fiscal policies, and political and economic conditions have changed substantially during the past five years, first in response to the COVID-19 pandemic, then as a result of economic measures taken to address the negative effects of the pandemic, and recently as a result of political turmoil and extraordinary political and economic actions taken by the current Presidential administration. With a slowdown in the economy, employment levels and interest rates are likely to decrease with a corresponding impact on our business. Customers typically react to worsening conditions by reducing their spending on products and services we offer. These political and economic actions are expected to produce long term, adverse effects on the nation's economy, resulting in a material adverse effect on our financial results.

An investment in our common stock is not an insured deposit. Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section. As a result, if you acquire our common stock, you could lose some or all of your investment.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships and reputation, all of

which could negatively impact our financial results. The DiversyFund Platform processes certain confidential information provided by our customers, including investors' bank information and other personally identifiable sensitive data. While we take commercially reasonable measures to protect our investors' confidential information and maintain appropriate cybersecurity, the security of the DiversyFund Platform, the Company's information technology systems or those of our affiliates or our service providers could be breached, causing increased risks, including risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems are inherently difficult to foresee and may not be recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Failure to meet customers' expectations in the delivery of new products and services could result in reduced revenues. If the products and services we offer fail to meet the expectations of the targeted audience, then our revenues may be delayed, decreased or lost due to the inability to attract or retain customers.

Employee, officer or director misconduct or allegations against us could expose us to reputational harm. We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of investors in our Programs are of critical importance. If an employee, officer or director were to engage in illegal, unethical or suspicious activities, or if allegations of illegal, unethical or suspicious activity are made against us by employees, stockholders, investors in our Programs or others, we could suffer serious harm to our reputation, financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors, resulting in a material adverse effect on our business and our financial results.

We are abandoning our prior business model and there is no assurance our new model will succeed. The Company is in the process of transitioning away from its historical business model, which focused on raising capital primarily from non-accredited investors through Regulation A offerings. We do not intend to sponsor additional Regulation A offerings and will instead focus on capital raising from accredited investors through private, wholesaling multifamily properties and SaaS initiatives for back-office functions.

This transition represents a fundamental change in our business strategy. There can be no assurance that our new business model will be successful or that it will generate sufficient revenue to sustain operations. The Company's historical experience, infrastructure, and customer base were built in part around a different regulatory and investor framework, and may not translate effectively to this new strategy.

Our new revenue streams are unproven and may not materialize. As part of our strategic shift, we intend to pursue new revenue streams, including but not limited to:

- multifamily off-market deal sourcing and wholesaling
- SaaS-based back-office and investor management services for sponsors
- training, data, and lead monetization programs
- principal investment activities

These revenue streams are in early stages of development and have not yet generated any revenue. There is no assurance that these initiatives will gain market acceptance, scale effectively, or produce predictable or recurring income.

Failure of any one or more of these revenue streams would materially adversely affect our business, financial condition, and results of operations.

We have experienced a significant decline in revenue and may become insolvent. The Company's revenue for the year ended December 31, 2025 declined to $94,760, the lowest level in the past eight years. This decline reflects reduced capital raising activity and lower fee generation from our historical investment programs. At the same time, the Company continues to incur significant operating expenses and net losses.

If the Company is unable to materially increase revenue, reduce expenses, or raise additional capital, it may not be able to meet its financial obligations and could become insolvent. In such an event, investors could lose all of their investment.

Our prior regulatory history may impact future capital raising efforts. The Company and its affiliates have previously been subject to regulatory scrutiny and operational disruption related to Regulation A offerings. While such matters have been resolved, the Company's shift away from Regulation A reflects, in part, the challenges associated with those regulatory frameworks.

This history, combined with the Company's recent financial performance, may negatively impact investor confidence and our ability to raise capital under our new strategy.

Risks Related to the Business

The continuation and growth of our business depends in large part on our ability to raise capital from investors using exemptions from the registration requirements of the Securities Act, and if we are unable to raise capital from new or existing investors, or if we are unable to use exemptions from registration under the Securities Act, we will be unable to fund the Company's operations or to deploy capital into investments, which would have a significant negative effect on our ability to generate revenue, or even to survive as a company. As described in "Legal Proceedings" below, an affiliate of the Company, DF Growth REIT II, LLC, was the subject of an investigation and Administrative Proceeding by the SEC. Although the investigation and the Administrative Proceeding were concluded by the SEC with no fines or other penalties, the Company was prohibited from raising capital using an exemption from registration under Regulation A or Regulation CF for a substantial period, resulting in a severe drop in revenue in 2022 and 2023. If the Company were unable, for any reason, to raise capital to fund its operations or to invest in its Programs in the future, it would be unable to survive as a going concern and investors in the Company would lose all of their investment.

Our ability to raise capital from investors depends on a number of factors, including some that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance of our investments could make it more difficult for us to raise new capital. Investors and potential investors continually assess the performance of our investment funds independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future investment opportunities depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our current and future investments, which would have a material adverse effect on our ability to generate revenue.

Poor performance of any of our investment funds would cause a decline in our revenues and results of operations and would adversely affect our ability to raise capital for future investment opportunities. If any of our Investment Programs performs poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record would suffer. As a result, our revenues would be adversely affected and the value of our assets under management could decrease, which would in turn reduce our fees. Moreover, we may experience losses on investments of our own capital in our Investment Programs as a result of poor investment performance. If any of our investments performs poorly, we will receive little income or possibly incur losses from our own equity interests in such investments. Poor performance of our investments would also make it more difficult for us to raise new capital. Investors may decline to invest in future offerings we form as a result of poor performance. Accordingly, poor performance may deter future investment in our investment funds and single asset offerings and thereby decrease capital invested and our revenues. In addition, in the face of poor performance of our Investment Programs, investors could demand lower fees or fee concessions for existing or future investment offerings which would likewise decrease our revenues.

Our business model depends to a significant extent upon strong relationships with key persons and companies in the real estate market for sources of investment opportunities. The inability of our Key Personnel to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business. We expect that certain of our Key Personnel will maintain and develop our relationships with key persons and companies in the real estate market, and our investment funds will rely to a significant extent upon these relationships to supply potential investment opportunities. Certain key persons and companies in the real estate market regularly provide us access to their transactions. If our Key Personnel fail to maintain their existing relationships or if we lose additional Key Personnel, we will be unable to grow our investment portfolios. In addition, individuals with whom our executive officers and key personnel have relationships are not obligated to provide us investment opportunities, and, therefore, there is no assurance that such relationships will continue to generate investment opportunities for us.

The investment management business is intensely competitive. The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, continuity of investment professionals and relationships with key persons in the real estate market, the quality of services provided to partner real estate operators, corporate positioning, business reputation and continuity of differentiated products. A number of factors, including the following, serve to increase our competitive risks: (i) many of our competitors have greater financial, technical, marketing and other resources, including a lower cost of capital and better access to funding sources, more established name recognition and more personnel than we do; (ii) there are relatively low barriers impeding entry to new investment funds, including a relatively low cost of entering these businesses; (iii) the recent trend toward consolidation in the investment management industry, and the securities business in general, has served to increase the size and strength of our competitors; (iv) some competitors may invest according to different investment styles or in alternative asset classes that the markets may perceive as more attractive than our investment approach; (v) some competitors may have higher risk tolerances or different risk assessments than we or our investment funds have; (vi) other industry participants, private real estate funds and alternative asset managers may seek to recruit our qualified investment professionals; and (vii) we have a limited operating history and investors may choose conventional platforms with more operating experience and name recognition. If we

are unable to compete effectively, our revenue will be reduced and our business would be adversely affected.

The performance of our Investment Programs depends primarily on the performance and net value of the underlying properties that our Programs own or in which our Programs make debt or equity investments, and poor performance by any of these properties may adversely affect the performance of our Programs, our financial condition and results of operations. The performance and net value of these properties is subject to risks typically associated with real estate, which include the following, some of which are partially or completely outside of our control:

- changes in national and local economic and real estate conditions, including increases in interest rates, declines in real estate values and changes in local zoning and other regulations, are likely to adversely affect the investments of our Programs;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of competing properties to prospective tenants may limit our Programs' ability to attract or retain tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances may adversely affect the development of, use of or rental income generated by the properties, and the related costs of compliance and the potential for liability under applicable laws may result in losses to our Programs;

- climate change, pandemics, natural disasters such as hurricanes, earthquakes and floods, or acts of war or terrorism, may result in substantial damage to or loss of value of the properties;

- remediation and liabilities associated with environmental conditions affecting properties may result in significant costs to our Programs;

- uninsured or underinsured property losses, increased property insurance premiums or an unanticipated increase in property taxes may result in losses to our Programs;

- loan defaults could cause loss of a property to foreclosure;

- an inability to realize estimated market rents may adversely affect the financial conditions of our Programs;

- the geographic concentration of investments in a limited number of regions may expose our Programs to adverse conditions in such regions;

- properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties;

- lease defaults or terminations by tenants could reduce our Programs' net income;

- potential development and construction delays and resultant increased costs and risks may hinder our Programs' results of operations and decrease net income;

- actions of any joint venture partners that our Programs may have could reduce the returns on joint venture investments;

- prepayments can adversely affect the yields on any debt investments our Programs may make;

- the profitability of investments in any retail properties will be significantly impacted by the success and economic viability of the retail tenants;

- many of our Programs' investments are illiquid and our Programs may not be able to vary their portfolios in response to changes in economic and other conditions; and

- if our Programs overestimate the value or income-producing ability or incorrectly price the risks of investments, they may experience losses.

Historical returns attributable to our Investment Programs may vary significantly from future results provided by our Programs, our investment strategies, our operations or any returns expected on an investment in our common stock. The returns of our Investment Programs are not directly linked to returns on our common stock, since an investment in our common stock is not an investment in any of our Programs. Therefore, you should not conclude that continued positive performance of our Programs will necessarily result in positive returns on an investment in our common stock. However, poor performance of our Programs would cause a decline in our revenue from such Programs and would have a negative effect on our performance and the value of our common stock. Moreover, the historical returns of our Programs should not be considered indicative of, and may vary significantly from, the future returns of these or any future Programs we may form, in part because our Programs' returns have benefited from investment opportunities and general market conditions that may not repeat themselves, including the availability of debt capital on attractive terms, and there can be no assurance that our current or future Programs will be able to avail themselves of profitable investment opportunities.

In addition, the internal rate of return, or IRR, for any current or future Investment Program may vary considerably from the historical IRR generated by any particular Programs, or for our Programs as a whole. Future returns will also be affected by the risks described elsewhere in this offering circular, including risks of the industries and businesses in which a particular Program invests.

Our Investment Programs face competition for investment opportunities, which could reduce returns and result in losses and reduce our revenues. Our funds and single asset offerings compete for the acquisition of properties and other investments with other companies, including other REITs, online investment platforms, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics

could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we are forced to match our competitors' pricing, terms and/or structure, we may not be able to achieve acceptable returns on investments for our funds and single asset offerings or such investments may bear substantial risk of capital loss, particularly relative to the returns to be achieved. Furthermore, a significant increase in the number and/or the size of our competitors in our target market could force us to accept less attractive investment terms.

Operational risks may disrupt our business, result in losses and limit our growth. We are heavily dependent on the capacity and reliability of the technology systems supporting our operations, whether owned and operated by us or by outside parties. Operational risks such as interruption of our financial, accounting, compliance and other data processing systems, whether caused by loss of personnel, fire, other natural disaster, power or telecommunications failure, cyber-attacks or other cyber incidents, act of terrorism or war or otherwise, could result in a disruption of our business, liability to investors, regulatory intervention or reputational damage. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our Investment Programs, regulatory intervention or reputational damage. Insurance and other safeguards might be unavailable or might only partially reimburse us for our losses. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures.

The occurrence of a cyber incident could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships and reputation, all of which could negatively impact our financial results. The DiversyFund Platform processes confidential information provided by investors including investors' bank information and other personally identifiable sensitive data. While we take commercially reasonable measures to protect our investors' confidential information and maintain appropriate cybersecurity, the security measures of the DiversyFund Platform, our company's information technology systems or those of our affiliates or our service providers could be breached.

The Platform is hosted in data centers that are compliant with payment card industry security standards. However, any accidental or willful breach or other unauthorized access to our information technology systems could cause such information to be stolen and used for criminal purposes, in which case we, our Investment Programs, and our investors would be subject to increased risks, including risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems are inherently difficult to foresee and may not be recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If any of our investment funds qualified as REITs fails to satisfy the requirements necessary to permit this favorable tax treatment, we could be subject to claims by investors and our

reputation for structuring these funds would be negatively affected, which would have an adverse effect on our financial condition and results of operations. We have structured our REITs as public non-traded REITs. We intend to sponsor additional funds that will be qualified as REITs. A REIT is generally not subject to federal corporate income tax on its net income that is distributed, which substantially eliminates the "double taxation" (*i.e.*, taxation at both the corporate and shareholder levels) treatment that generally results from an investment in a corporation. This treatment permits REITs to make larger distributions to investors (*i.e.,* without reduction for federal corporate income tax). If a REIT fails to satisfy the complex requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended, we could be subject to claims by investors as a result of such REIT being subject to federal corporate income (and possibly increased state and local) tax and a reduction in the funds available for distribution to investors in our funds. In addition, any failure to satisfy applicable tax REIT requirements in structuring our funds would negatively affect our reputation, which would in turn affect our ability to earn additional fees from new funds. Claims by investors could lead to losses and any reduction in our fees would have an adverse effect on our revenues.

The financial services and real estate industries face substantial litigation and regulatory risks that could adversely affect our business, financial condition or results of operations or cause significant reputational harm to us. The Company is subject to claims and lawsuits in the ordinary course of business including real estate litigation, class actions and employment litigation, some of which include claims for unspecified damages. Affiliates of the Company were also the subject of an investigation and administrative law proceeding by regulatory agencies. In November 2021 the SEC began an investigation of DF Growth REIT II and in January 2022 the SEC temporarily suspended the offering of DF Growth REIT II shares. The SEC alleged that DF Growth REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and had included inaccurate statements about the fund on the DiversyFund website. None of the SEC's complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. The offering of its shares was terminated in 2022 and in its settlement agreement with the SEC dated June 9, 2023, DF Growth REIT II agreed to a permanent suspension of the offering. No fines or penalties were administered by the SEC. On August 9, 2023, the SEC informed the company that it was also concluding its investigation and did not intend to recommend any enforcement action against DiversyFund, DF Growth REIT, LLC, the Company, DF Manager, Mr. Cecilio or Mr. Lewis.

Related to the SEC's inquiry, in December 2022 attorneys for three shareholders in DF Growth REIT I and DF Growth REIT II brought an investor suit against DF Growth REIT, LLC; DF Growth REIT II, LLC; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on the SEC's claims in its Administrative Proceeding, alleging that the named shareholders were thereby misled, and sought compensation for their losses as well as reimbursement of all attorneys' fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that (i) plaintiffs had failed to state a claim on which relief could be granted and that (ii) plaintiffs had suffered no loss since they still own their shares. Plaintiffs' counsel filed an amended claim in May 2024 and the Company again filed a motion to

dismiss all claims. A majority of the claims were dismissed by the court which again granted plaintiffs leave to file an amended complaint, and plaintiffs filed a third amended complaint in January 2025. The Company has filed a motion to dismiss, and only a few claims were allowed to proceed.

On March 20, 2026, after three years of litigation, the parties entered into a stipulation of dismissal and filed a joint motion to dismiss the action with prejudice. The Court granted the motion, and the case was dismissed in its entirety, with each party bearing its own attorneys' fees and costs. No class was certified in connection with the action.

In addition, we depend to a large extent on our network of relationships and on our reputation in order to attract and retain investors. If an investor in our funds or single asset offerings is not satisfied with our products or services, such dissatisfaction, especially communicated to others, may be more damaging to our business than to other types of businesses. We make investment decisions on behalf of investors in our funds and single asset offerings that could result in substantial losses to them. If investors suffer significant losses, or are otherwise dissatisfied with our services, we are subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, breach of contract, unjust enrichment or fraud. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could cause significant reputational harm to us and could adversely affect our business, financial condition or results of operations.

We are subject to a variety of new and existing U.S. and foreign government laws and regulations which could subject us to claims, judgments, monetary liabilities and other remedies, and limitations on our business practices. We are subject to regulations and laws directly applicable to our business. The application of existing domestic and international laws and regulations to us relating to issues such as user privacy and data protection, real estate and securities laws, including real estate or securities licensing or registration laws, defamation, pricing, advertising, taxation, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, and intellectual property ownership and infringement in many instances is unclear or unsettled. In addition, we will also be subject to any new laws and regulations directly applicable to our domestic and international activities. Internationally, we may also be subject to laws regulating our activities in foreign countries and to foreign laws and regulations that are inconsistent from country to country. We may incur substantial liabilities for expenses necessary to defend such litigation or to comply with these laws and regulations, as well as potential substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business. A number of U.S. federal laws, including those referenced herein, impact our business. The cost of compliance with these and any other laws or regulations may increase in the future as a result of changes in the laws or regulations or the interpretation of them. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant liabilities.

We face increased competition from existing competitors and new entrants into the market. Our competitors include Cadre, Yieldstreet, Fundrise, Realty Mogul and others. We expect to continue to face competition from existing competitors and new market entrant, some of which are better capitalized than we. We may be unable to compete effectively with these existing or new competitors, many of whom may have significant financial or other competitive advantages, and

any ability to compete successfully with our competitors could have a material adverse effect on our financial condition and results of operations.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our brand image and harm our business and our operating results. We own the rights to the DiversyFund trade names and trademarks and rights to certain domain names, which we believe are valuable assets. We seek to protect our intellectual property assets through trademark and other intellectual property laws of the United States, and through contractual provisions wherever possible. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective to prevent or curtail unauthorized use of those rights. In addition, effective trademark and intellectual property protection may not be available or cost-effective in any other country in which our website and media properties are made available through the Internet. There may be instances where we are not able to fully protect or utilize our intellectual property assets in a manner to maximize competitive advantages. Further, while we will attempt to ensure that the quality of our brand is maintained, negative publicity or failure to provide a level of services that meets the expectations of our clientele could impair the value of our brand, our proprietary rights or the reputation of our services. Any impairment of our brand could negatively impact our business. In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming. Any unauthorized use of our intellectual property could make it more expensive for us to do business and consequently harm our operating results.

If we are unable to grow our community of investors, our revenue will be adversely affected. The success of our business depends in part on our ability to increase the number of potential investors who use our products and services, particularly as we continue to grow our marketplace. If potential investors decide that utilizing our products and services fails to provide an effective means of facilitating investment into historically "off-limit" investments, they may not use, or they may decrease the use, of our products and services. This would adversely affect our revenue and gross profit.

The failure to obtain and maintain required governmental licenses, permits and approvals could have a substantial adverse effect on our operations. We must obtain and maintain various state and local governmental licenses, permits and approvals in order to operate. We may not be successful in obtaining or maintaining any necessary license, permit or approval. Further, as we seek to expand our operations into new markets, regulatory and licensing requirements may delay our entry into new markets or make entry into new markets cost-prohibitive. We cannot assure you that we will be able to obtain or, once obtained, maintain our licenses or registrations in any states where we are required to be licensed or registered to operate the Business. Our activities in states where necessary licenses or registrations are not available could be curtailed pending processing of an application, and we may be required to cease operating in states where we do not have valid licenses or registrations. We could also become subject to civil or criminal penalties for operating without required licenses or registrations. These costs may be substantial and may materially impair our prospects, business, financial condition and results of operation.

Any significant disruption in service on the DiversyFund Platform or in its technology systems could reduce the attractiveness of the DiversyFund Platform and result in a loss of customers. If a catastrophic event resulted in a platform outage or physical data loss, the DiversyFund Platform's ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services

infrastructure are critical to our operations, level of customer service, reputation and ability to attract new customers and retain existing customers. Our hosting services infrastructure is provided by an outside hosting provider (the "Hosting Provider"). We also maintain a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that customers' access to the DiversyFund Platform will be uninterrupted, error-free or secure. Our operations depend on the Hosting Provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by the Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm the success of this Offering, our Investment Programs' ability to perform any services for project investments or maintain accurate accounts, our relationships with our customers and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent our Programs from processing or posting payments on the corresponding investments, damage our brand and reputation, divert our employees' attention, and cause members to abandon the DiversyFund Platform.

We rely on bank and other service providers and on computer hardware and software vendors and service suppliers. If we are unable to continue utilizing these services, our business and our ability to service project loans and equity investments would be adversely affected. Our funds and single asset offerings and the DiversyFund Platform rely on FDIC-insured depository institutions to process their transactions, including payments of equity investments and distributions to shareholders. Additionally, we rely on such institutions to process subscriptions under this Offering. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments. We also rely on third-party service providers to perform certain compliance functions include verification of investors' accredited investor status. In addition, the DiversyFund Platform relies on computer hardware purchased and software licensed from other parties. This purchased or licensed hardware and software may be physically located off-site, as is often the case with "cloud services." This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If the DiversyFund Platform cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our and ability to process payments will suffer.

The offerings of some of our sponsored funds and single asset offerings rely on relatively new regulatory regimes, notably Regulation A and Regulation Crowdfunding promulgated pursuant to the Jumpstart Our Business Act, and we face heightened regulatory uncertainty regarding the conduct of such offerings, as well as potential enforcement actions from state and federal regulators regarding the compliance of such offerings with applicable regulatory regimes. There remains a significant amount of regulatory uncertainty in regard to how the SEC or individual state securities regulators regulate both the offer and sale of securities as well as any ongoing compliance to which issuers relying on these new regulations may be subject. While we

endeavor to comply with all regulatory regimes with regard to our Regulation A and Regulation Crowdfunding offerings, as a result of the novelty of our business practices surrounding such offerings, we expect to be subject to heightened regulatory focus while the regulatory norms and precedents surrounding Regulation A and Regulation Crowdfunding offerings become established, which may result in inquiries, investigations, or other enforcement actions from state or federal regulators, which could severely affect the value of the Shares.

If we were required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have an adverse effect on our business. Section 3(a)(1) of the Investment Company Act provides that an investment company is any issuer which: (i) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; (ii) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type; or (iii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As used in Section 3(a), "investment securities" includes all securities except U.S. government securities; securities issued by employees' securities companies; and securities issued by majority-owned subsidiaries of the owner which are not investment companies and are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We do not issue face-amount certificates of the installment type. We hold ourselves out as an asset manager and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe we meet the definition of investment company as used in Section 3(a)(1)(A) and 3(a)(1)(B) of the Investment Company Act. We also believe we do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act.

As we launch additional funds and single asset investments in the future, there may be conflicts of interests among the various offerings that could result in opportunities that would benefit some over others. Our failure to adequately address such conflicts of interest could damage our reputation and adversely affect our business. We sponsor multiple investment offerings and continue to offer investment opportunities primarily through the DiversyFund Platform, including offerings that will acquire or invest in commercial real estate equity investments, commercial real estate loans, and other select real estate-related assets. Our investment programs may have overlapping investment objectives and potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities among them. While we will endeavor to allocate investment opportunities in a fair and equitable manner, any of our investment programs could be adversely affected to the extent investment opportunities are allocated to others. There is no guarantee that we will make the correct decision in such allocation. Potential, perceived or actual conflicts of interest, such as those described above, could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Adequately addressing conflicts of interest is complex and difficult and we could suffer significant reputational harm if we fail, or appear to fail, to adequately address potential, perceived or actual conflicts of interest. This could result in a loss of assets under management and adversely affect our business and financial condition.

Risks Related to our Shares

The offering price of our common shares was arbitrarily determined. The offering price of the shares issued in offerings pursuant to Regulation D and Regulation CF was arbitrarily determined by us and has no relationship to book value, assets, earnings or any other accepted criterion of value. No federal or state agency has made any finding or determination as to the fairness for investment nor any recommendation or endorsement of the Shares. Accordingly, the price per share of the common shares should not be considered as an indication of the actual value of the shares.

The offering price of the common shares was not established on an independent basis and the actual value of your investment may be substantially less than what you pay. We established the offering price of common shares issued in offerings pursuant to exemptions under Regulation D and Regulation CF on an arbitrary basis. The selling price of the common shares bore no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may be substantially more than the actual value of your investment. Further, the offering price may be significantly more than the price at which the common shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

There is no trading market for our shares and the shares have limited liquidity. There is no trading market for the shares we have issued and we do not anticipate that an active market will develop. You should be prepared to hold any shares purchased from the Company for an indefinite period of time. There are certain limitations on the transfer of the shares. The shares will not be registered under the Securities Act and will be offered and sold in reliance upon certain exemptions from registration included in the Securities Act. Investors do not have the right to require registration of the shares nor is it likely or contemplated that such registration will take place.

Our common shares are subject to restrictions on transfer and other covenants contained in the Company's Stockholders Agreement. These restrictions and covenants may negatively affect the value of the shares and limit liquidity. Restrictions and rights contained in the Shareholders Agreement could have an adverse effect on the marketability of our common shares, which could decrease the value of the shares. In addition, the drag-along right allows the co-founders to force the holders of the shares to join in a sale of the Company. Thus if the co-founders propose to sell the Company, then they will have the right to require each holder of shares to join in such sale by selling a pro rata portion of their shares on the same terms as the co-founders.

Holders of our Class B Common Stock have no voting rights, except under limited circumstances, and your ability to influence the outcome of important transactions of the company, including a change in control, is limited. Holders of our Class B Common Stock do not have voting rights, except as may be required by Delaware law, and will have no right to vote for any members of our board of directors or increases in the number of authorized shares of common stock, including the number of shares designated as Class B Common Shares. The holders of our Class A Common Stock are entitled to vote on all matters submitted to a vote of stockholders. The holders of Class A Common Stock control the voting power of our capital stock and therefore control all matters submitted to our stockholders for approval. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class B Common Stock.

Investors have agreed to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such Investor's ability to obtain certain corporate information from us. Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company's stock ledger, list of stockholders, and other books and records and the books and records of a company's subsidiary in certain circumstances. Shareholders have agreed \ to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Such waiver limits a shareholder's ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay a shareholder from evaluating our business or such shareholder's investment in our securities.

We will continue to be controlled by our co-founders who hold shares of our capital stock, and their interests may conflict with those of our other stockholders. Under our current Stockholders Agreement, our co-founders each control one of our two board seats, regardless of the amount of voting shares in the Company they own. Unless this provision is amended, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our co-founders may have the effect of delaying or preventing a change in control of the Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our co-founders may not always coincide with the interests of other stockholders, and our co-founders may act in a manner that advances their best interests and not necessarily those of our other stockholders.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common shareholders. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors may authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Your shareholder interest in us will be diluted if we issue additional shares, which would reduce the overall value of your investment. Shareholders do not have preemptive rights to any shares we issue in the future. Under our amended and restated certificate of incorporation, we have authority to issue an aggregate of 191,844,911 shares of capital stock, consisting of 166,844,911 shares of common stock (of which 136,674,136 are Class A Common Stock and 30,170,775 are Class B Common Stock) and 25,000,000 shares of preferred stock, and, subject to certain protective provisions, our stockholders may amend our amended and restated certificate of incorporation to increase the number of authorized shares. Our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value of your shares. As of December 31, 2025, 136,674,136 shares of Class A Common Stock are outstanding and 4,847,607 shares of Class B Common Stock are outstanding.

Investments in small capitalization companies present greater risks than investments in larger, more established companies. Investments in securities of companies with smaller revenues and capitalizations may offer greater opportunity for capital appreciation than larger companies, but investments in such companies also present greater risks than investments in securities of larger, more established companies.

Low levels of capitalization limit investors' ability to recover their investments from the capital and assets of the Company. As of the date of this Annual Report, the Company has received equity investment consisting principally of funding provided by the current stockholders and noteholders of the Company. To the extent we are unable to generate revenues from our business operations, we will possess insufficient equity capital and assets to which shareholders will be able to look to recover all or any portion of their investment.

We may never pay dividends. Payment of dividends to stockholders is premised on our achieving certain financial benchmarks which we may never attain. Accordingly, there is no guarantee that any Investor will ever receive dividends in relation to his/her/its investment in the Company's shares.

We may never achieve a successful exit for our investors. Although we hope to be able to provide a successful return on investment to our stockholders through a public offering of shares or through an acquisition, our ability to do so depend on reaching growth targets which we may never attain. Accordingly, there is no guarantee that Investors will ever receive any return on their investments in the Company's shares.

Failure to comply with applicable federal and state securities laws may result in litigation and losses that could have a substantial adverse effect on our operations. Offerings of our shares have not been registered under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D. Similar reliance has been placed on exemptions from securities registration requirements under various state securities laws. No assurance is given that these offerings will continue to qualify under one or more of those exemption provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or the retroactive change of any securities law or regulation. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register this Offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, we could be materially and adversely affected, jeopardizing our ability to operate successfully. Furthermore, our human and capital resources could be adversely affected by the need to defend actions under these laws, even if we are ultimately successful in our defense.

To the extent legislation and/or regulations related to the USA Patriot Act, money laundering and terrorism prevention are found to be or become applicable to investment in the Shares, we may be required to share information about Investors with governmental authorities and impose additional restrictions on the transfer of the Shares. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "**Patriot Act**"), required that financial institutions, a term that includes banks, broker-dealers and investment companies, establish and maintain compliance programs to guard against money laundering activities. The Patriot Act required the Secretary of the U.S. Treasury (the "**Treasury**") to prescribe regulations in connection with anti-money laundering policies of financial institutions. It is possible that there could be promulgated additional legislation or

regulations that would require us or our service providers, in connection with anti-money laundering procedures, to share information with governmental authorities with respect to Investors. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of the Shares. We reserve the right to request such information as is necessary to verify the identity of Investors and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by Financial Crimes Enforcement Network and/or the SEC or as is required under any anti-money laundering legislation and regulation of the United States. In the event of delay or failure by the applicant to produce any information required for verification purposes, an application for or transfer of the Shares and the subscription monies relating thereto may be refused.

The Company does not provide attorney or accountant representation to Investors. We are not providing Investors with representation by attorneys and accountants. The Company and the Board of Directors are not represented by separate counsel. Our legal counsel and accountants have not been retained, and will not be available, to provide legal counsel or tax advice to Investors. Therefore, shareholders should retain their own legal and tax advisors.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF OWNING SHARES IN THE COMPANY. PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

BUSINESS

Overview

The Company is a corporation organized under the laws of the State of Delaware. We are an online investment technology company that owns and operates a real estate direct investment platform located at *www.diversyfund.com* (the "DiversyFund Platform"). We believe that technology-powered investment is a more efficient mechanism than the conventional financial system for investing in commercial and residential real estate. Enabled by our proprietary technology, we have aggregated investments from thousands of individuals from across the United States to create the scale of an institutional investor without the multimillion-dollar minimum investments, and complexity typical of the traditional real estate investment business. Individuals accessed the commercial and residential real estate markets through the DiversyFund Platform for what we believe was a more convenient, transparent and straightforward experience. Investors used the DiversyFund Platform to diversify their investment portfolios and potentially earn attractive risk-adjusted returns from asset classes that have long been closed to most investors and available only to very high net worth investors and institutions. We attempt to generate revenues from, among other activities, the sponsorship of, and fees charged to, investment opportunities that are offered to investors through the DiversyFund Platform.

Updated Business Plan

The Company is undergoing a strategic transition from a nonaccredited-focused investment platform to a business model centered on accredited investors, multifamily off-market wholesaling and platform-based SaaS services for third-party sponsors.

Historically, the Company generated revenue primarily from fees associated with investment programs offered to both accredited and non-accredited investors through Regulation A and Regulation Crowdfunding offerings. The Company has discontinued this approach and does not intend to sponsor similar offerings in the future.

Going forward, the Company intends to focus on a set of integrated business activities that may include:

- Deal Sourcing and Transaction Services: Identifying, acquiring, and monetizing real estate opportunities through wholesaling or other investment structures.
- Platform and SaaS Services: Providing investor management, reporting, compliance support, and operational infrastructure to third-party sponsors raising capital from accredited investors.
- Data, Training, and Lead Generation: Monetizing proprietary data, investor leads, and educational programs related to real estate acquisition and capital raising.
- Principal Investments: Participating as a sponsor or co-investor in select real estate or private market opportunities, potentially alongside institutional capital.

These initiatives are in varying stages of early development and there can be no assurance that they will generate meaningful or sustainable revenue.

The Company's ability to successfully implement this revised business plan is subject to significant uncertainty. The Company has no operating history under this model, and its current financial condition reflects substantial losses and declining revenue.

There can be no assurance that the Company will successfully transition to this new business model or achieve profitability.

Management

The Company is managed by a Board of Directors (the "Board"), consisting of only two directors (the "Directors"): Craig Cecilio and Alan Lewis. The Board has appointed the following officers of the Company (the "Officers"): Craig Cecilio, as Chief Executive Officer, and Alan Lewis, as Chief Investment Officer. The Officers are responsible for operating the day-to-day affairs of the Company and have authority, subject to the provisions of the Company's governing documents and the Board, to manage all of the Company's activities. Investors do not have any control over the Company's day-to-day operations.

Past Investment Programs

Our most recent Investing Program ("Program") is the Value Add Growth REIT IV, a fund qualified by the SEC on September 27, 2023 and offered to non-accredited as well as accredited investors until the offering was terminated on December 11, 2024. We also offer direct single asset investment opportunities for accredited investors, including direct single asset investments in multifamily value add assets and an opportunity fund focused on multifamily value add assets.

Current and previous fund offerings invest in real estate projects across the United States, primarily multifamily projects where we believe we can add significant value (often referred to as "value-add" opportunities). Value-add investing consists typically of purchasing an apartment property and then renovating or improving the property in order to increase rents, cash flows and overall property value. Successful value add investment projects typically generate higher returns than core investments, although their risk profile is higher as well since such properties are often not fully occupied and require improvements to maximize rents.

Our funds are managed by DF Manager which is a wholly owned subsidiary of the Company. These funds make investments in real estate through "special purpose entities" (SPEs), each of which only owns a particular real estate asset. The funds primarily invest as a limited partner in such SPEs, with the Company or a subsidiary (such as DWB Capital, LLC) acting as the general partner/sponsor in most instances. The funds allow our customers to invest in a diversified portfolio of real estate assets with a primary focus on multifamily value add assets.

Investors have invested through the DiversyFund Platform in these Investment Programs:

- Funds structured as Real Estate Investment Trusts (REITs) and offered to non-accredited and accredited investors

    o Value Add Growth REIT IV, LLC is a real estate investment fund focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties. Value Add Growth REIT IV was qualified by the SEC on September 27, 2023, raising approximately $2,000,000 before it closed its offering in 2026..

    o Value Add Growth REIT III, LLC is a real estate investment fund focused on long-term capital appreciation from the renovation and repositioning of apartment

buildings and single- and multifamily properties. Value Add Growth REIT III conducted an offering pursuant to Regulation Crowdfunding, raising nearly $5,000,000 before it closed its offering in 2022.

- o DF Growth REIT II, LLC is a real estate investment fund focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties that was offered to non-accredited as well as accredited investors under Regulation A. DF Growth REIT II raised more than $11,300,000 before it closed its offering in 2022.

- o DF Growth REIT, LLC is a real estate investment fund focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties that was offered to non-accredited as well as accredited investors under Regulation A. DF Growth REIT raised more than $65,000,000 before it closed its offering in 2021.

- Direct Single Asset Investments offered under Regulation D to accredited investors

  - o DF Independent Partners, LLC, an SPE that owns and operates a multifamily real estate property near Monterey, CA.

  - o DF Village Creek Partners, LLC, an SPE that owned and operated a multifamily real estate property in Fort Worth, TX.

- Fund Investments offered under Regulation D to accredited investors:

  - o DF Distressed Opportunities Fund, LLC, an investment fund sponsored by the Company that targets value add and opportunistic multifamily real estate assets for investment, renovation and sale following stabilization and capital appreciation.

We experienced significant growth after the launch of DF Growth REIT in April 2019 as measured by growth in the size of our investor community and increase in the number of investments made through the platform. As of December 31, 2025, we had an investor community of more than 300,000 and more than 30,000 investors had made at least one investment in one of our Investment Programs. From the Company's launch to the date of this Annual Report, we have sponsored more than $200 million of multifamily value add real estate assets, based on pro forma exit values over a 2 to 5 year period. We currently do not offer any Investment Programs other than raising debt capital for the Company.

Revenue

In the past, we generated the majority of our revenue from fees paid by our Investment Programs including: (i) fund level asset management fees and property level asset management fees, (ii) acquisition or developer fees, (iii) property disposition fees, (iv) financing fees, (v) construction management fees, (vi) guaranty fees and (vii) a promoted interest. For each year since 2018, our total gross revenue as of December 31 was as follows:

Year	Gross Revenue

2025	$	94,760
2024	$	575,023
2023	$	1,671,948
2022	$	11,428,174
2021	$	9,435,533
2020	$	3,035,789
2019	$	990,088
2018	$	141,380

Some of our REITs and other Programs pay us a fund level asset management fee equal to 0.5%-2% of capital raised per year, although we have waived this asset management fee during certain periods for most funds. Where a Program owns property directly or is the sole owner of an entity that owns property, we typically charge it an acquisition fee of up to 4-8% of the total project costs, including both "hard" costs (*e.g.*, the cost of land, buildings and renovation) and "soft" costs (*e.g.*, professional fees) *or* a developer fee, if the property consists of undeveloped land, of up to 4-8% of the total project costs, including both "hard" costs (*e.g.*, the cost of land, buildings, construction, and renovation) and "soft" costs (*e.g.*, professional fees).

Where a Program owns property directly or is the sole owner of an entity that owns property, we may receive a disposition fee equal to 1% for each property. Where property is owned by a joint venture between a Program and another financial partner, we may be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). The amount of the disposition fees will depend on the sale price of assets by Programs and any joint ventures and, in the case of joint ventures, the terms we can negotiate with joint venture partners.

Where a Program owns property directly or is the sole owner of an entity that owns property, we may receive a financing fee equal to 1% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee is in addition to any fees paid to other parties, such as mortgage brokers. Where property is owned by a joint venture between a Program and another financial partner, we may be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 1% financing fee for direct investment. The amount of the financing fees depends on the amount of loans obtained by Programs and any joint ventures and, in the case of joint ventures, the terms we negotiate with joint venture partners.

Where a Program owns property directly or is the sole owner of an entity that owns property, we may receive a construction management fee of up to 7.5% of construction costs for the provision of construction and/or construction management services. Where property is owned by a joint venture between a Program and another financial partner, we may provide similar construction and/or construction management services to such joint venture to the extent negotiated with the financial partners in such joint venture.

For any entity of a Program that purchases a property using a loan requiring one or more individual guarantors (*e.g.,* by signing certain industry standard "bad boy" carve-outs), such individual(s) may charge the entity a guaranty fee of up to 0.5% of the loan amount, whether such individual is a principal of the Company, such as Mr. Cecilio or Mr. Lewis, or a non-affiliated guarantor. In certain instances the Company rather than the SPE may pay the guaranty fee. To date, none of our entities or Programs have paid any guarantor fees to our principals or any other affiliates.

The REITs and other Programs may engage the Company or its affiliates to perform other services. The compensation paid to the Company or its affiliates in each case must be (i) fair to the REITs and the Programs, (ii) comparable to the compensation that would be paid to an unrelated party, and (iii) disclosed to investors. This includes a property level asset management fee up to 2% of the effective gross income (monthly rents) received from each property owned by a REIT or Program, of which a portion is allocated to each owner of such property.

The Company does not own any real estate, directly or indirectly, and only functions as the sponsor of the real estate assets owned by Company affiliates such as the funds. The Company does, however, receive a contingent profit share of distributions of net proceeds from the sale of properties in exchange for its role as sponsor, which interest is often referred to as a "sponsor promote". The sponsor promote, if any, is payable to the Company and not to stockholders or to our founders, Mr. Cecilio or Mr. Lewis.

Distributions of net proceeds from capital transactions are paid in three stages to fund shareholders and to the Company as sponsor: first, after fund shareholders have received a 7% cumulative, non-compounded annual return ("Preferred Return") on their investment, the Company as sponsor is entitled to a catchup return ("Catchup Return") equal to approximately 53.85% of the preferred return paid to shareholders. Second, after fund shareholders have received their Preferred Return, the Company as sponsor has received its Catchup Return, and fund shareholders have received a full return of allocated capital, the Company as sponsor is entitled to 35% of the remaining profits until fund shareholders have received an "internal rate of return" of 12%. Third, after fund shareholders have received a 12% internal rate of return on their investment, the Company as sponsor is entitled to 50% of the remaining profits.

The core elements of our growth strategy include enrolling new investors, developing the size of our community, broadening our origination capabilities, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses, particularly our sales and marketing, technology, and origination expenses, will continue to increase for the foreseeable future. These investments are intended to contribute to our long-term growth, but they may affect our near term profitability.

Legal Proceedings

Within the last five years, no Executive Officer or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

On January 12, 2024, attorneys for two of our former Key Personnel filed a claim against the Company and Craig Cecilio and Alan Lewis, our cofounders, alleging failure to pay wages due upon termination, breach of contract and unlawful, unfair and/or fraudulent business practices. The Company successfully settled this claim in 2025.

DF Growth REIT II was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of DF Growth REIT II and in January 2022 the SEC temporarily suspended the offering of DF Growth REIT II shares. The SEC alleged that DF Growth REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from

$50 million to $75 million) and had included inaccurate statements about the fund on the DiversyFund website. None of the SEC's complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. The offering of its shares was terminated in 2022 and in its settlement agreement with the SEC dated June 9, 2023, DF Growth REIT II agreed to a permanent suspension of the offering. No fines or penalties were administered by the SEC. On August 9, 2023, the SEC informed the company that it was also concluding its investigation and did not intend to recommend an enforcement action against the Company, DF Growth REIT, LLC, DF Growth REIT II, LLC, DF Manager, Mr. Cecilio or Mr. Lewis.

Related to the SEC's inquiry, in December 2022 attorneys for three shareholders in DF Growth REIT I and DF Growth REIT II brought an investor suit against DF Growth REIT, LLC; DF Growth REIT II, LLC; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on the SEC's claims in its administrative proceeding, alleging that the named shareholders were thereby misled, and sought compensation for their losses as well as reimbursement of all attorneys' fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that (i) plaintiffs had failed to state a claim on which relief could be granted and that (ii) plaintiffs had suffered no loss since they still own their shares. Plaintiffs' counsel filed an amended claim in May 2024 and the Company again filed a motion to dismiss all claims. A majority of the claims were dismissed by the court which again granted plaintiffs leave to file an amended complaint, and plaintiffs filed a third amended complaint in January 2025. The Company filed a motion to dismiss, and only a few claims were allowed to proceed.

On March 20, 2026, after three years of litigation, the parties entered into a stipulation of dismissal and filed a joint motion to dismiss the action with prejudice. The Court granted the motion, and the case was dismissed in its entirety, with each party bearing its own attorneys' fees and costs. No class was certified in connection with the action.

On February 15, 2017, the California Bureau of Real Estate ("BRE") filed a complaint against Craig Cecilio and a company he formed, CCFG, with respect to the BRE's scheduled audit of CCFG's records and operations completed on February 4, 2016 for the examination period of December 1, 2014 through November 30, 2015. On July 26, 2017, the BRE, Mr. Cecilio and CCFG entered into a stipulation and agreement under which Mr. Cecilio and CCFG agreed to (i) reimburse the BRE for the cost of the BRE audit ($8,787.50) and the investigation ($458.20), (ii) reimburse the BRE's cost for any follow up audit, and (iii) voluntarily surrender CCFG's BRE license. The BRE also suspended Mr. Cecilio's personal BRE license but agreed to defer or stay the suspension of Mr. Cecilio's personal BRE license, provided that (x) Mr. Cecilio paid a $3,000 fine for "failure to supervise" under § 10159.2 of the California Business and Professions Code and (y) did not incur any additional BRE infractions for 2 years.

DIRECTORS, OFFICERS AND KEY PERSONS

The directors, officers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years.

Name	Position
Craig Cecilio	Chief Executive Officer and Director
Alan Lewis	Chief Investment Officer and Director

Craig Cecilio, Co-Founder, Chief Executive Officer and Director. Mr. Cecilio is Co-Founder, Chief Executive Officer and Director for DiversyFund where he oversees the Company's strategy and operations. Mr. Cecilio has worked in the real estate industry for nearly 23 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family and commercial properties as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate investment business, Coastal California Funding Group, Inc., which underwrote, financed and developed commercial and residential properties principally in California markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business. Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of mainly real estate-backed bridge loans. In some cases, the fund was used to "pre-fund" some of the Company's real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets and has developed and managed over $50 million of commercial and residential property (renovations and ground-up). Mr. Cecilio has a Bachelor of Arts from the University of Colorado at Boulder.

Alan Lewis, Co-Founder, Chief Investment Officer, and Director. Mr. Lewis is Co-Founder, Chief Investment Officer and Director for DiversyFund where he oversees the Company's investment strategy and asset management operations. Prior to co-founding the Company, he was the head of the real estate private equity division of a real estate investment and development firm based in Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multifamily projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently as Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects. Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk, a Tier 1 ranked Wall Street law firm. His practice included IPOs, mergers and acquisitions, and commercial real estate including the acquisition and refinancing of several Fifth Avenue commercial buildings and acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has led or participated in transactions totaling over $41 billion. Mr. Lewis has a Bachelor of Arts from Brigham Young University and a Juris Doctor from Columbia Law School.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

The Corporation is authorized to issue three classes of stock which are designated, "Class A Common Stock," "Class B Common Stock" and "Preferred Stock." The Company's authorized capital stock consists of 136,674,136 shares of Class A Common Stock, 30,170,775 shares of Class B Common Stock and 25,000,000 shares of Preferred Stock. As of December 31, 2025 there are 136,674,136

shares of Class A Common Stock outstanding and 4,847,607 shares of Class B Common Stock outstanding. No shares of Preferred Stock have been issued and there is no other type or class of capital stock authorized.

Common Stock

Each holder of the Class A Common Stock is entitled to one vote per share in the election of Directors and on all other matters submitted to the vote of the stockholders. No holder of the Class A Common Stock Shares may cumulate votes in voting for the Company's Directors. Class B Common Stock carries no voting rights.

Each share of the common stock has an equal and ratable right to receive dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available for the payment of dividends. Upon liquidation, dissolution, or winding up of the Company, after payment or provision for all liabilities, the holders of common stock are entitled to receive a pro rata share of all assets available for distribution to our stockholders. The common stock has no preemptive or other subscription rights, and there are no conversion or redemption rights with respect to such shares. All outstanding shares of common stock are fully paid and non-assessable, and the Shares that we will issue upon completion of this Offering will be fully paid and non-assessable.

Preferred Stock

The Preferred Stock carries no voting rights. When issued, shares of preferred stock will be entitled to receive a liquidation preference payment on liquidation, dissolution or winding up of the Company before any distributions of assets are made to holders of common stock.

Each share of the preferred stock will have an equal and ratable right to receive dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available for the payment of dividends. Upon liquidation, dissolution, or winding up of the Company, after payment or provision for all liabilities, the holders of preferred stock will be entitled to receive a pro rata share of all assets available for distribution to our stockholders after payment of a liquidation preference to holders of preferred stock. The preferred stock has no preemptive or other subscription rights, and there are no conversion or redemption rights with respect to such shares.

Ownership

The table below lists the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name of Beneficial Owner	Number of Class A Common Shares Owned	Percentage of Outstanding Shares[1]
Craig Cecilio (Co-Founder, CEO and Director)	51,904,742	32.87%
Alan Lewis (Co-Founder, CIO and Director)	18,820,606	32.87%

(1) Percentages are based on a total of 136,674,136 shares of Class A Common Stock outstanding on December 31, 2025 and reflect the percentage of voting shares held by the owners. In certain share transfers, the economic rights attached to the shares transferred were conveyed to the

transferee but voting rights were retained by the transferor. Class B Common Stock carries no voting rights.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

The Company was incorporated on August 18, 2016 under the laws of the State of Delaware and is headquartered in San Diego, California.

Revenue

We generate revenue from real estate and investment income. For the year ended December 31, 2025 we generated total revenue of $94,760, compared to $575,023 in the year ended December 31, 2024. This drop in revenue resulted primarily from a decrease in fees and the amount of promoted interest paid to the Company as sponsor of our Investment Programs.. The Company expects revenue growth in 2026 but the amount of revenue growth, if any, is contingent on the Company's ability to raise capital in new offerings and to resume real estate and investment activity and on general real estate market conditions where Programs of which the Company is sponsor are located.

Operating Expenses

Our operating expenses consist of salaries and wages, payroll taxes and employee benefits, contractor compensation, advertising and marketing expenses, software and related platform operating expenses, bank and other payment processing fees, education and training, licenses and fees, professional fees, legal fees and expenses, recruiting expenses, financing expense, bad debt expense, interest expense, depreciation and amortization expense and other operating expenses.

Total operating expenses decreased sharply to $2,612,006 during the year ended December 31, 2025 from $3,837,370 in the previous year. This decrease was largely driven by a significant drop in salaries, wages, and contractor expenses; legal expenses; and advertising and marketing expenses as well as decreases in financing, depreciation and amortization and equity kicker costs.

Net Loss

During the year ended December 31, 2025 we incurred a net loss of $2,637,245, compared to a net loss of $3,263,847 during the previous year.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2025, the Company had an aggregate of $272,677 in cash and cash equivalents, down from $763,785 one year ago. This decrease is primarily due to the decrease in revenue from the prior year.

Liquidity and Capital Resources

In September 2023 the Company launched an offering pursuant to Regulation CF. The Company raised $513,204 in that offering which terminated on April 30, 2024 and the Company has continued to raise capital through a private placement pursuant to the exemption from registration offered by Section 4(a)(2) and Regulation D of the United States Securities Act of 1933. In fiscal year 2025 the Company raised $1,025,000 in the private placement in exchange for shares of Class B Common Stock and raised $500,000 in a private placement of debt. Proceeds of the private placements are used primarily for operations, marketing, and general corporate purposes.

Capital Expenditures and Other Obligations

The Company incurred no capital expenditures during the period ending December 31, 2025.

Valuation

Shares of the Company's Class B Common Stock were priced at $2.20 in the Regulation CF Offering and in the private placement.

Material Changes and Other Information

Trends and Uncertainties

To combat high inflation in 2022 and 2023 and in the first part of 2024, the Federal Reserve conducted its steepest series of interest rate hikes ever. As expected, this plan to slow down the economy and remove liquidity from the market through the use of monetary policy also led to a decline in asset values across some sectors.

Looking ahead, we expect the coming year to be extremely challenging for the broader economy with the likelihood of economic conditions worsening significantly following the widespread implementation of global tariffs and the ongoing dismantling of the federal government in the United States. Individuals, businesses, and investors expect a period of generally depressed asset values and dramatically increased market volatility compared to recent history.

Subsequent Events

The Company continues to raise capital through a private placement of debt pursuant to the exemption from registration offered by Section 4(a)(2) and Regulation D of the United States Securities Act of 1933.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company engages in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company acts as Sponsor to affiliated funds including REITs and special purpose entities and receives fees for services provided to these funds as Sponsor.

In 2021 the Company received two loans in an aggregate amount of $2,500,000 with an interest rate of 4% from DF Growth REIT, LLC. The Company has repaid $1,775,000 in principal to DF Growth REIT leaving a combined principal balance of $725,000 as of December 31, 2025.

The Company also entered into two additional notes payable with DF Growth REIT in 2023: one for $225,000 in May 2023 and one for $250,000 in July 2023. Each note bears interest at a rate of 7% annually and full payment of principal and interest is due upon maturity.

In June 2023 the Company entered into notes payable with related parties Craig Cecilio and Laurian Cecilio for an aggregate amount of $400,000 and in December 2023 the Company entered into an additional note payable with Craig Cecilio for $100,00. The notes bear interest at 12% annually and matured in June 2025 and are in payment default. The notes are secured by the proceeds, if any, of litigation against the Company's former legal counsel which was filed in February 2023. Interest on the notes is required to be partially paid on a quarterly basis and principal and unpaid interest are due upon maturity. The notes remain in default.

DF Growth REIT paid Lex Nova $29,305.75 in 2022 related to legal services for DF Growth REIT II LLC and the Company. That loan has not been repaid.

EXHIBIT B
FINANCIALS
(UNAUDITED)

DIVERSYFUND, INC.

DiversyFund, Inc.
Balance Sheet
Years Ended December 31, 2025 and December 31, 2024

		2025 (Unaudited)		2024 (Unaudited)
ASSETS				
Current Assets				
Cash and Cash Equivalents		272,677		763,785
Accounts Receivable		56,672		90,824
Prepaid Expense and Deposits		60,754		60,754
Total Current Assets	$	390,103.28	$	915,362.62
NonCurrent Assets				
Property and Equipment, net	$	48,911		48,911
Intangibles, net	$	143,531		317,031
Rights of use asset, operating lease	$	172,351		172,351
Total Noncurrent Asset	$	364,792		538,293
TOTAL ASSETS	$	754,896		1,453,655
LIABILITIES AND EQUITY				
Current Liabilities				
Accounts Payable	$	1,124,144	$	1,124,144
Accrued Expenses	$	(42,994)	$	(42,994)
Due to Related Parties	$	292,557	$	292,557
Credit Cards Payable	$	136,793	$	492
Line of Credit	$	36,089	$	36,089
Note Payable - related party -REIT	$	1,449,163	$	1,406,797
Total Current Liabilities	$	2,995,752	$	2,817,085
Long-Term Liabilities				
Note Payable - related party fund	$	1,440,990	$	1,440,990
Notes Payable - Investors	$	3,084,582	$	2,399,763
Accrued Operating Lease Liability	$	172,352	$	172,352
Total Long-Term Liabilities	$	4,697,924	$	4,013,105
Total Liabilities	$	7,693,676	$	6,830,190
Equity				
Common Stock	$	39,201,155	$	38,126,155
Accumulated Deficit	$	(46,139,935)	$	(43,502,689)
Total Shareholder's Equity	$	(6,938,780)	$	(5,376,534)
TOTAL LIABILITIES AND EQUITY	$	754,896	$	1,453,655

The accompanying notes are an integral part of these financial statements

DiversyFund, Inc.
Statement of Income
Years Ended December 31, 2025 and December 31, 2024

	2025 (Unaudited)	2024 (Unaudited)
INCOME		
Income from Real Estate	$ 84,760	$ 379,295.33
Investment Income	$ 10,000	$ 195,728.00
Total Revenue	$ 94,760	$ 575,023
OPERATING EXPENSES		
Salaries and Wages	$ 1,124,050	$ 1,536,048
Payroll Taxes	$ 79,323	$ 137,025
Employee Benefits	$ 34,490	$ 38,103
Contractors	$ 433,104	$ 503,828
Advertising and Promotion	$ 107,920	$ 438,978
Bank Charges	$ 45,963	$ (1,458)
Education and Training	$ 50	$ (2,423)
Licenses and Fees	$ 668	$ 646
Professional Fees	$ -	$ 3,000
Legal Fees and Expenses	$ 43,408	$ 82,640
Recruiting	$ 7,846	$ 14,674
Computer Expense	$ 267,561	$ 346,860
Bad Debt Expense	$ -	$ 196,250
Interest Expense	$ 162,330	$ 252,436
Other Operating Expense	$ 305,292	$ 290,763
Total Operating Expenses	$ 2,612,006	$ 3,837,370
OTHER INCOME AND EXPENSES		
Other Income	$ -	$ -
Other Expense	$ 120,000	$ 1,500
Total Other Income and Expenses	$ 120,000	$ 1,500
Net Income	$ (2,637,245)	$ (3,263,847)

The accompanying notes are an integral part of these financial statements

DiversyFund, Inc.
Statement of Cash Flows
Years Ended December 31, 2025 and December 31, 2024

	2025 (Unaudited)	2024 (Unaudited)
OPERATING ACTIVITIES		
Net Income	**(2,637,245)**	**(3,263,847)**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	34,152	40,109
Accounts Payable	0	341,070
Interest Payable	42,366	0
Credit Card Payable	136,301	66,876
Net cash provided by operating activities	$ **(2,424,426)** $	**(2,815,791)**
INVESTING ACTIVITIES		
Technology	-	(20,749)
Diversyfund Note Receivables	173,500	-
Net cash provided by investing activities	$ **173,500** $	**(20,749)**
FINANCING ACTIVITIES		
Change in Notes Payable - Investors	684,818	267,475
Proceeds from Issuance of Stock	1,075,000	3,272,568
Net cash provided by financing activities	$ **1,759,818** $	**3,540,043**
Net cash increase in cash and cash eqivalents	$ **(491,107)** $	**703,503**
Cash and Cash Equivalents - beginning	763,785	60,282
Cash and Cash Equivalents - ending	$ **272,677** $	**763,785**